Grandview Gold Inc.

(An Exploration Stage Company)

Financial Statements

May 31, 2006 and 2005

Management's Responsibility for Financial Statements

The accompanying financial statements and all of the data included in this report have been prepared by and are the responsibility of the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgments based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information, and that the assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board which meets to satisfy itself that management's responsibilities are properly discharged and with the external auditors to review the financial statements before they are presented to the Board of Directors for approval.

The financial statements for the years ended May 31, 2004, May 31, 2005 and May 31, 2006 were audited by McCarney Greenwood Chartered Accountants LLP Canada. Their report outlines the scope of their examination and opinion on the financial statements.

(signed)	(signed)

Michael Hitch	Ernest Cleave
Interim Chief Executive Officer	Chief Financial Officer

Toronto, Canada
July 28, 2006

July 28, 2006

Report of Independent Registered Public Accounting Firm

To the Shareholders of Grandview Gold Inc.

We have audited the balance sheets of Grandview Gold Inc. (An Exploration Stage Company) as at May 31, 2006 and 2005 and the statements of operations and deficit and cash flows for each of the years in the three-year period ended May 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2006 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
Chartered Accountants

Comments by Auditors on United States of
America-Canada Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 28, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
Chartered Accountants

Grandview Gold Inc.
(An Exploration Stage Company)
Balance Sheets
As at May 31,
	2006	2005

Assets

Current assets
Cash (Note 12)	$3,802,800	$244,067
Marketable securities (Note 4)	9,766	9,766
GST receivable	130,297	24,988
Prepaid expenses	20,637	5,670
Exploration advances, net	271,977	-

	4,235,477	284,491

Mining interests (Note 5)	3,415,766	659,236

	$7,651,243	$943,727

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$421,502	$133,016

Commitment (Note 12)

Shareholders' equity

Share capital (Note 6(b))	9,543,301	4,781,750
Warrants (Note 6(c))	2,086,995	173,388
Contributed surplus (Note 6(e))	1,547,701	800,613
Accumulated deficit	(5,948,256)	(4,945,040)

	7,229,741	810,711

	$7,651,243	$943,727

Nature of operations and going concern assumption (Note 1)

The notes to financial statements are an integral part of these statements.

Approved by the Board of Directors:

John Hogg                                                     , Director

Joel Strickland                                               , Director

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Operations and Deficit

				Cumulative
				from date of
				inception
				of the
				exploration
	Year end May 31,			stage (March
	2006	2005	2004	26, 2004)

Expenses
Stock-option compensation (Note 6(d))	$573,700	$775,613	$-	$1,349,313
Investor relations, business development
and reporting issuer maintenance
costs	343,166	234,108	15,306	583,771
Professional fees	229,298	172,089	18,912	416,171
Management services	205,203	262,863	-	468,066
Office and administration	213,279	40,891	23,338	277,315
Write-down of marketable securities	-	-	20,234	15,234
Bad debt	-	-	7,019	1,235

	1,564,646	1,485,564	84,809	3,111,105

(Loss) before the under noted	(1,564,646)	(1,485,564)	(84,809)	(3,111,105)
Forgiveness of debt (Note 10)	-	-	85,867	35,667
Failed merger costs	(170,000)	-	-	(170,000)

(Loss) before income taxes	(1,734,646)	(1,485,564)	1,058	(3,245,438)
Future income tax (recovery) (Note 8)	(731,430)	-	-	(731,430)

Net (loss) income for the year	(1,003,216)	(1,485,564)	1,058	(2,514,008)

Accumulated deficit, beginning of
year	(4,945,040)	(3,459,476)	(3,460,534)	(3,434,248)

Accumulated deficit, end of year	$(5,948,256)	$(4,945,040)	$(3,459,476)	$(5,948,256)

Basic (loss) earnings per
share (Note 7)	$(0.07)	$(0.14)	$0.00

Diluted (loss) earnings per
share (Note 7)	$(0.07)	$(0.14)	$0.00

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Cash Flows

				Cumulative
				from date of
				inception
				of the
				exploration
	Year end May 31,			stage (March
	2006	2005	2004	26, 2004)

Cash flows from operating activities
Net (loss) income for the year	$(1,003,216)	$(1,485,564)	$1,058	$(2,514,008)
Items not involving cash:
Write-down of marketable securities	-	-	20,234	15,234
Forgiveness of debt	-	-	(85,867)	(35,667)
Income tax interest and penalties	-	-	20,647	-
Write-off of bad debts	-	-	7,019	1,235
Stock-option compensation (Note 6(d))	573,700	775,613	-	1,349,313
Future income tax recovery	(731,430)	-	-	(731,430)
Changes in non-cash operating working
capital:
GST receivable	(105,309)	(24,498)	(1,725)	(129,807)
Prepaid expenses	(14,967)	(5,670)	-	(20,637)
Accounts payable and accrued
liabilities	288,486	94,759	12,117	427,671

Cash flows (used in) operating activities	(992,736)	(645,360)	(26,517)	(1,638,096)

Cash flows from financing activities
Loans from related parties	-	(28,594)	27,043	(28,594)
Share/warrant issuance	8,146,351	1,450,000	-	9,596,351
Cost of issuance	(866,375)	(124,081)	-	(990,456)
Proceeds from loan (Note 6(b)(10))	175,000	-	-	175,000
Repayment of loan (Note 6(b)(10))	(75,000)	-	-	(75,000)

Cash flows from financing activities	7,379,976	1,297,325	27,043	8,677,301

Cash flows from investing activities
Exploration advances	(271,977)	-	-	(271,977)
Expenditures on mining interests	(2,556,530)	(407,899)	(562)	(2,964,429)

Cash flows (used in) investing
activities	(2,828,507)	(407,899)	(562)	(3,236,406)

Change in cash and cash equivalents
during the year	3,558,733	244,066	(36)	3,802,799

Cash and cash equivalents, beginning
of year	244,067	1	37	1

Cash and cash equivalents, end
of year	$3,802,800	$244,067	$1	$3,802,800

Supplement schedule of non-cash transaction
Share issuance included in mining
interest (Note 5(b)(iii))	$200,000	$250,775	$-	$450,775

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties

				Cumulative
				from date of
	Year end May 31,			inception
	2006	2005	2004	of project

Pony Creek Carlin Trend Project,
Nevada, USA
Balance, beginning of year	$411,874	$-	$-	$-
Drilling, assays and related field work	1,051,688	247,899	-	1,299,587
Project administration and general	9,021	-	-	9,021
Property acquisition and holding costs	408,999	163,975	-	572,974

Total expenditures during the year	1,469,708	411,874	-	1,881,582

Balance, end of year	1,881,582	411,874	-	1,881,582

Red Lake Gold Camp, Ontario. Canada
Balance, beginning of year	5,562	562	-	-
Drilling, assays and related field work	727,261	5,000	562	732,823
Property acquisition and holding costs	341,980	-	-	341,980

Total expenditures during the year	1,069,241	5,000	562	1,074,803

Balance, end of year	1,074,803	5,562	562	1,074,803

Rice Lake Gold Camp, Manitoba,
Canada
Balance, beginning of year	241,800	-	-	-
Drilling, assays and related field work	150,772	5,000	-	155,772
Property acquisition and holding costs	66,809	236,800	-	303,609

Total expenditures during the year	217,581	241,800	-	459,381

Balance, end of year	459,381	241,800	-	459,381

	$3,415,766	$659,236	$562	$3,415,766

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

1.           Nature of operations and going concern assumption

Grandview Gold Inc. (the "Company") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing in significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" from March 26, 2004 onwards.

These statements are prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which assumes the Company will be able to continue to operate throughout its next fiscal period subsequent to May 31, 2006. The use of these principles may be inappropriate since there is significant doubt about the Company's ability to continue as a going concern. Significant doubt exists because the Company has no recurring source of revenue and the Company has a history of losses. The future of the Company is currently dependent upon its ability to obtain sufficient cash from external financing and related parties in order to pay its liabilities as they become due.

If the going-concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets and liabilities and the loss reported in these financial statements.

2.           Summary of significant accounting policies

The significant accounting policies for the Company are as follows:

(a)      Basis of presentation

The financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 15.

(b)      Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ significantly from these estimates.

(c)      Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

2.           Summary of significant accounting policies (continued)

(d)      Accounts receivable

Accounts receivable are carried at original invoice amount unless a provision has been recorded for impairment of these receivables. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

(e)      Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of-production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property or facts and circumstances indicate impairment in value, the carrying value will be written down or written off, as appropriate.

(f)      Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

(g)      Asset retirement obligations

The Company measures the expected costs required to retire its mining interests at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the unit-of-production method based on estimated reserves and are included with depletion and amortization expense. The accretion of the liability for the asset retirement obligation is included with interest expense.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

2.           Summary of significant accounting policies (continued)

(h)      Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(i)      Stock-based compensation

The Company follows the CICA Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments which requires fair value accounting for all stock options issued during the year. The fair value of each option is accounted for in operations, over the expected life of the options, and the related credit is included in contributed surplus.

(j)      Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

(k)      Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

(l) Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

3.           New accounting pronouncement

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual financial statements for the Company's reporting periods beginning on November 1, 2006.

4.           Marketable securities

Marketable securities consists of:

	Year end May 31,
	2006	2005	2004

Navitrak International Corporation
Common shares (at cost)	$325,305	$325,305	$325,305
Less provision for write down to market	(315,539)	(315,539)	(315,539)

Carrying value	$9,766	$9,766	$9,766

Navitrak International Corporation is a reporting issuer. As at May 31, 2006, the Company owned 488,300 (2005-488,300 and 2004 - 488,300) common shares.

The market value of the marketable securities as of May 31, 2006 was $21,974 (2005 - $21,974 and 2004 - $9,766). The trading activity and market volume of the marketable securities is limited.

5.           Mining interests

(a)      Pony Creek Carlin Trend Project, Nevada, USA

The Company has an option to earn a 60% interest in the Pony Creek / Elliot Dome property, totaling 7,285 hectares (26+square miles), located in Nevada, U.S.A.

The Company is currently exploring and developing the Pony Creek / Elliot Dome property.

See Note 6(b)(4) for a description of the acquisition terms of the project.

(b)      Red Lake Gold Camp, Ontario, Canada

(i) The Company owns a 100% interest in 8 mining claims with an estimated total area of 60 hectares located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

5.           Mining interests (continued)

(b)      Red Lake Gold Camp, Ontario, Canada (continued)

(ii) On July 20, 2005, the Company signed a letter of intent to enter into an option and joint venture agreement with Goldcorp Inc. ("Goldcorp") relating to Grandview Gold’s Red Lake property. Under the terms of the agreement Goldcorp will be the operator at the Red Lake property and will fund exploration activities.

Details of the option agreement are that Goldcorp may earn a 60% interest in the Red Lake property by incurring expenditures of $100,000 within 18 months of signing the formal option agreement.

Upon Goldcorp satisfying its requirements under the option agreement a joint venture will be formed to continue exploration and development of the Red Lake property. The material terms of the joint venture to be entered into upon fulfillment of the option requirements, will be negotiated and form a part of the formal option agreement.

(iii) On October 18, 2005, Grandview Gold signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property.

Details of the Option Agreement are that Grandview Gold may earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor and issuing 160,000 shares of Grandview Gold at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (Note 6(b)) (issued).

(c)      Rice Lake Gold Camp, Manitoba, Canada

(i) Grandview Gold currently holds 100% interest in eleven mining claims covering approximately 234 hectares in close proximity to the Bissett Gold Mine (San Antonio Mine) located on the Rice Lake greenstone belt, in southeastern Manitoba. (Note 6(b)(8)).

(ii) On September 30, 2005, the Company and Marum Resources Inc. (“Marum”) entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property at the eastern end of Manitoba’s Rice Lake Greenstone Belt.

Grandview Gold can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing (completed). Grandview Gold will be the operator of the property until such time as its option to earn the 50% interest is exercised.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital

(a)      Authorized

Unlimited number of common shares

(b)      Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and May 31, 2003	3,270,998	$3,378,444
Stock split (3 for 1) (1)	6,541,996	-
Private placement (2)	120,000	120,000
Private placement (3)	150,000	150,000
Mineral property acquisition (4)	400,000	4,000
Private placement (5)	175,000	175,000
Private placement (6)	1,005,000	1,005,000
Warrant valuation (6)	-	(138,188)
Mineral property acquisition (7)	118,500	159,975
Mineral property acquisition (8)	70,000	86,800
Cost of issue - warrant valuation (6)	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement (9)	2,019,104	2,523,880
Debt conversation (9)(10)	80,000	100,000
Warrant valuation (9)	-	(178,023)
Private placement (11)	590,320	737,900
Warrant valuation (11)	-	(111,498)
Shares issued for a finders' fee (Note 5(b)(iii))	160,000	200,000
Private placement (12)	400,000	500,000
Private placement (14)	3,985,974	4,384,571
Warrant valuation (14)	-	(1,335,301)
Cost of issue - broker warrant valuation (9)(11)(12)(14)	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue (13)	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301

(1) On July 6, 2004, the Company filed Articles of Amendment to split its shares at a rate of 3 for 1.

(2) On July 22, 2004, the Company entered into a subscription agreement to sell 120,000 common shares for $1.00 per share for gross proceeds to the Company of $120,000.

(3) On August 23, 2004, the Company entered into a subscription agreement to sell 150,000 common shares for $1.00 per share for gross proceeds to the Company of $150,000.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(b)      Issued (continued)

(4) On July 27, 2004, the Company entered into an option agreement with Mill City International Corporation ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property in the State of Nevada, USA. In order to earn this option the Company must do the following:

(a) after 10 business days of signing the agreement issue 400,000 common shares to Mill City, which were valued at $4,000 (issued);

(b) spend or cause to be spent $500,000 US on the properties by July 31, 2005 (completed);

(c) spend or cause to be spent $1,000,000 US on the properties by July 31, 2006;

(d) during this 2 year period the Company and Mill City will look for a joint venture partner who is a major mining and exploration company ("major"). This major would provide assistance with deep hole structural modelling as well as geological database development. In return for the assistance the major will be offered a 1st right of refusal option to earn a 60% interest in the properties by completing a bankable feasibility study;

(e) Mill City will enter into a Professional Geological Services Contract with the Company specifically mandated to ensure all communications with the major are maximized. In return for Mill City providing the various services outlined in the contract the Company will pay Mill City $7,250 US per month for the first year and $8,250 US per month for the second year;

(f) If the Company is able to complete sections 4(a), 4(b), 4(c) and 4(d), Mill City can elect to convert its 40% interest to a 20% carried interest. If Mill City does not convert to a carried interest Mill City is responsible for 40% of the costs associated with the project. There is a 4% Net Smelter Return ("NSR") payable to an individual who owned the property which after this will be reduced to 2% and the Company will be given the option to purchase another 1% from each property prior to the commencement of commercial production for $1,500,000 US each for a total of $3,000,000 US;

(g) If the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007 and continue the Professional Geological Services Contract for a further year. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% from each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, Grandview Gold and Mill City have amended the option agreement of July 27, 2004. Grandview Gold and Mill City have agreed to revise the Agreement by removing Grandview Gold's obligation to enter into a Professional Geological Services Contract with Mill City and add that Grandview Gold will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended, will be contained in a standard form Option Agreement dated April 13, 2005.

(5) On September 30, 2004, the Company entered into a subscription agreement to sell 175,000 common shares at $1.00 per share for total proceeds to the Company of $175,000.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(b)      Issued (continued)

(6) On December 23, 2004, the Company completed a private placement of 1,005,000 units of the Company at a price of $1.00 per unit for aggregate proceeds of $1,005,000. Each unit is comprised of one common share of the Company and one-half of a common share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $1.50 until December 23, 2005. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $138,188. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00%; and an expected average life of 12 months.

The Company also issued as consideration for services of certain registered brokers (the "Agents") in connection with the placement, the Company granted 100,000 compensation warrants each exercisable at $1.15 into common shares for up to 12 months after the date of issue. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $35,200. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00%; and an expected average life of 12 months.

(7) On April 14, 2005, the Company signed a formal Option Agreement with Mill City Gold Corp. (“Mill City Gold”) relating to the Pony Creek/Elliott Dome property located on the Carlin Trend, Nevada, U.S.A. Under the terms of the Option Agreement, the Company has the right to earn an undivided 60% interest in the Pony Creek/Elliot Dome property by spending US$3,500,000 over three years and issuing Mill City Gold an additional 118,500 shares of the Company, which were valued at $159,975.

(8) On April 27, 2005, the Company completed the acquisition of a 100% interest in 11 strategically located mining claims, totaling 234 hectares, from Wildcat Exploration Ltd by issued 70,000 common shares, which were valued at $86,800. The 11 claims are located in the central area of the Bissett Gold Camp situated near the Manitoba / Ontario provincial border and approximately 240 road kilometres northeast of Winnipeg.

(9) On August 31, 2005 the Company closed a brokered private placement of 819,104 units at a price of $1.25 per unit, plus 1,200,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $2,523,880 to the Company. Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. 449,552 warrants were issued through this private placement (includes 40,000 warrants described in Note 6(10)). The estimated fair market value under the Black-Scholes option pricing model was $178,023. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

In consideration for services, the Company paid the Agents cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents' counsel and issued 209,910 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until August 31, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. The estimated fair market value under the Black-Scholes option pricing model was $108,733. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(b)      Issued (continued)

(10) On August 16, 2005, the Company entered into a loan agreement with an arm's length party (Northrup Development Corporation) (the "Lender"), whereby the Lender loaned the Company $175,000 to be repaid on September 16, 2005 (the "Due Date"). Additionally, the Lender charged the Company a loan fee of $20,000 for a total obligation of $195,000. The loan was unsecured, non-interest bearing, and was subject to a late payment penalty of $5,000 for each 30 day period that the loan was outstanding commencing on the day immediately following the Due Date. The Lender could exchange all or part of the loan and loan fee for securities of the Company, if it is exercised concurrently with an Offering of the Company. During the year, the Lender exercised the option to obtain $100,000 in securities (80,000 units) at the same terms and conditions as the concurrent unit private placement (Note 6(b)(9)) and paid the Lender $95,000 in cash.

(11) On September 15, 2005, the Company closed a private placement of 570,320 units at a price of $1.25 per unit and 20,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $737,900.

Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. 285,160 warrants were issued through this private placement. The estimated fair market value under the Black-Scholes option pricing model was $111,498. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

In consideration for services, the Company paid the Agents cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents' counsel and issued 59,032 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until September 15, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. The estimated fair market value under the Black-Scholes option pricing model was $30,342. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

(12) On October 19, 2005, the Company closed a private placement of 400,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $500,000.

The Company paid, as consideration for services, the Agents in connection with the placement cash commissions totaling 8% of the gross proceeds raised from the private placement and issued 40,000 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until October 19, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until October 19, 2006. The estimated fair market value under the Black-Scholes option pricing model was $21,360. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 109.86%, risk-free interest rate -3.35% and an expected average life of 12 months.

(13) The flow-through renunciation from the private placements listed in Note 6 creates a future income tax liability of approximately $731,430 which was allocated as a cost of issuing the flow-through shares after December 31, 2005.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(b)      Issued (continued)

(14) On March 27, 2006, the Company closed a private placement of 3,985,974 units at a price of $1.10 per unit for total proceeds of $4,384,571. Each unit is consists of one common share of the Company and one-half of a common share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.75 for a period of 3 years from the closing. The estimated fair market value under the Black-Scholes option pricing model, was $1,335,301. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months. The placement was brokered by Haywood Securities Inc. and Coniston Investment Corp. for a negotiated commission of 8% of the total proceeds, as well as 398,597 broker warrants exercisable at $1.10 for 36 months. The estimated fair market value under the Black-Scholes option pricing model, was $301,738. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months.

(c)      Warrants

The following is continuity of warrants for the years ended May 31, 2006, 2005 and 2004:

	Number	Weighted Average
	of	Exercise
	Warrants	Price

Balance, May 31, 2004 and May 31, 2003	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	$1.63

The following are the warrants outstanding at May 31, 2006:

	Number	Black-
	of	Scholes	Exercise		Expiry
	Warrants	Value	Price		Date

(Note 6(b)(9))	449,552	$178,023	$1.75		August 31, 2006
(Note 6(b)(9))	209,910	108,733	1.25	(1)(a)	August 31, 2006
(Note 6(b)(11))	285,160	111,498	1.75		September 15, 2006
(Note 6(b)(11))	59,032	30,342	1.25	(1)(b)	September 15, 2006
(Note 6(b)(12))	40,000	21,360	1.25	(1)(c)	October 19, 2006
(Note 6(b)(14))	1,992,987	1,335,301	1.75		March 27, 2009
(Note 6(b)(14))	398,597	301,738	1.10		March 27, 2009

	3,435,238	$2,086,995

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(c)      Warrants (continued)

(1) If the warrants included in the units issued as compensation are exercised, the company will issue the following:

	Number
	of	Exercise	Expiry
	Warrants	Price	Date

(1)(a)	104,955	$1.75	August 31, 2006
(1)(b)	29,516	1.75	September 15, 2006
(1)(c)	20,000	1.75	October 19, 2006

	154,471

The following are the warrants outstanding at May 31, 2005:

	Number	Black-
	of	Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 6(b)(6))	502,500	$138,188	1.50	December 23, 2005
(Note 6(b)(6))	100,000	35,200	1.15	December 23, 2005

	602,500	$173,388

There were no warrants outstanding at May 31, 2004.

(d)      Stock options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors of, or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month anniversaries of the date of grant.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(d)      Stock options (continued)

The following is continuity of stock options for the years ended May 31, 2006, 2005 and 2004:

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2004 and May 31, 2003	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	1.06
Granted (1)	1,100,000	1.55
Expired/cancelled	-	-

Balance, May 31, 2006	2,225,000	$1.28

(1) For fiscal 2006, the weighted-average grant date fair value of the options was $0.98 (2005 - $0.77) per share.

The following are the stock options outstanding and exercisable at May 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

October 1, 2009	1,050,000	3.33 years	$ 1.00	1,050,000	$ 1.00
December 20, 2009	75,000	3.55	1.10	75,000	1.10
August 29, 2010	150,000	4.24	1.25	150,000	1.25
January 6, 2008	50,000	1.60	1.25	25,000	1.25
January 6, 2011	300,000	4.60	1.25	150,000	1.25
April 3, 2011	600,000	4.84	1.80	150,000	1.80

	2,225,000	3.94	$ 1.28	1,600,000	$ 1.13

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(d)      Stock options (continued)

The stock options have been expensed as follows:

	Number	Expensed	Expensed	Remainder	Total
	of	at	at	to be	stock option
	Stock options	May 31, 2005	May 31, 2006	expensed	compensation

(1)	1,050,000	$733,692	$66,408	$-	$800,100
(1)	75,000	41,921	20,929	-	62,850
(1)	150,000	-	97,050	-	97,050
(1)	50,000	-	11,638	8,312	19,950
(1)	300,000	-	136,675	97,625	234,300
(1)	600,000	-	241,000	482,000	723,000

	2,225,000	$775,613	$573,700	$587,937	$1,937,250

(1) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates - 3.44% to 4.15% and an expected average life of 2 to 5 years.

The following are the stock options outstanding at May 31, 2005:

Number	Black-
of	Scholes	Exercise	Expiry
Stock options	Value	Price	Date

1,050,000	$800,100	$1.00	October 1, 2009
75,000	62,850	1.10	December 20, 2009

1,125,000	862,950

There were no stock options outstanding at May 31, 2004.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

6.           Share capital (continued)

(e)       Contributed Surplus

The following is a continuity of contributed surplus for the years ended May 31, 2006, 2005 and 2004:

Contributed
Surplus

Balance, May 31, 2004 and May 31, 2003	$25,000
Vesting of stock options	775,613

Balance, May 31, 2005	800,613
Stock option compensation	573,700
Expired warrants	173,388

Balance, May 31, 2006	$1,547,701

7.             Basic and diluted (loss) earnings per share

Basic loss per share is computed by dividing the loss/income for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	2006	2005	2004
Numerator for basic (loss) earnings per share	$(1,003,216)	$(1,485,564)	$1,058
Numerator for diluted (loss) earnings per share	(1,003,216)	(1,485,564)	1,058
Denominator:
Weighted average number of common shares - basic	14,883,950	10,904,276	9,812,994
Weighted average number of common shares - diluted	14,883,950	10,904,276	9,812,994
Basic (loss) earnings per share	(0.07)	(0.14)	0.00
Diluted (loss) earnings per share	(0.07)	(0.14)	0.00

Diluted (loss) earnings per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and stock options is not calculated as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

8.             Income taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The Company has one future tax liability which arose from a difference between the carrying amount of the resource properties and their tax bases, and one future tax asset resulting from non-capital losses carried forward. The reason for the difference on the resource properties is due to the issuance of flow-through shares to investors which results in the expenditures being renounced to the investors. As a result the tax basis is much lower than the properties carrying amount for accounting purposes. Since the resource property is classified as long-term the associated future income tax liability will also be classified as long-term. The future tax liability and asset are as follows:

	2006	2005	2004
Future tax liability:
Resource properties	$(731,430)	$-	$-
Future tax asset:
Non-capital losses carried forward	731,430	-	$-
	$-	$-	$-

In accordance with CICA Handbook EIC 146, the benefit of non-capital losses carried forward has been used to reduce the future income tax liability. This requirement has been applied commencing prospectively.

The future tax assets are as follows:

	2006	2005	2004

Future tax assets:
Marketable securities	$113,973	$113,973	$113,973
Capital losses	60,158	60,158	60,158
Non-capital losses	47,561	285,564	15,753
Cost of Issue	284,867	46,026	-

Total future tax assets	506,559	505,721	189,884
Valuation allowance for future tax assets	(506,559)	(505,721)	(189,884)

Net future tax assets	$-	$-	$-

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2006	2005	2004
Current income tax (recovery)	$-	$-	$-
Future income tax (recovery)	(731,430)	-	-
Total income tax (recovery)	(731,430)	-	-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

8.             Income taxes (continued)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2006	2005	2004

(Loss) income before income taxes	$(1,734,646)	$(1,485,564)	$1,058

Income tax (recovery) at combined Federal and Provincial
rates of 36.12%, 36.12% and 36.12% respectively	(626,554)	(536,586)	382
Non-deductible income tax penalties and interest	-	(1,870)	7,458
Non-deductible write-down of marketable securities	-	-	7,309
Non-capital loss utilized	-	-	(15,149)
Stock-option compensation	207,220	280,151	-
Cost of Issue	(74,093)	(11,506)	-
Potential income tax recovery not recognized	493,427	269,811	-

Actual income tax expense	$-	$-	$-

At May 31, 2006, the Company has non-capital losses of approximately $2,156,600 and capital losses of approximately $333,000. No benefit from these amounts has been recorded in the financial statements. The non-capital losses will expire as follows:

2008	$15,200
2009	24,900
2010	3,500
2015	747,000
2026	1,366,000

$2,156,600

9.             Segment information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2005 -same and 2004 - same). As the operations comprise a single reporting segment, amounts disclosed in the financial statements for (loss) income for the year also represent segment amounts.

At May 31, 2006, all of the Company's operations and assets are located in Canada except for the Pony Creek Property which is located in the State of Nevada, USA.

10.           Gain on forgiveness of debt

The gain on forgiveness of debt is as a result of certain creditors and related parties settling their debt for less than the full amount. This is not unusual in the junior resource exploration industry and it is not considered an extraordinary item.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

11.             Related party transactions not disclosed elsewhere

On June 1, 2004, the Company entered into a management agreement with a company owned by the President. The President's company provides management and consulting services to the Company in exchange for $11,682 per month. The total current year payments of $140,184 (2005 - $140,184, 2004 - $nil) are included in management services expense for the year. Management services expense also includes $44,993 (2005 - $105,558, 2004 - $nil) in consulting fees and travel expenses paid to the president and the President's company. Included in prepaid expenses is $11,682 paid for management services provided by the president in June 2006.

$12,000 (2005 - $nil and 2004 - $nil) consulting fee was also paid to the Chief Financial Officer of the Company.

These transactions have been measured at the exchange amount which is intended to represent fair market value.

12.             Commitment

The Company is committed to spending $1,550,900 on eligible exploration costs in Canada under the Canada Revenue Agency flow-through program before December 31, 2006.

13.             Financial instruments

Fair value of financial instruments

The Company's financial instruments include cash and cash, accounts receivable and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value due to the short term nature of these items.

Commodity price risk

The ability of the Company to develop its properties and the future profitability of the Company is directly related to the market price of certain minerals. If the Company locates a mineral deposit, it will be subject to commodity price risk.

14.             Subsequent events

(a)       On July 11, 2006 the Company retained Connect Capital Limited ("CCL") and Connect Corporate Communications Inc. ("CCCI" and collectively the “Connect Group”) to assist with investor and public relation services on behalf the Company. CCL and CCCI will each receive a monthly retainer of US$10,000 for an 18-month term subject to termination by the Company with 30 days written notice. The Company will also issue as compensation to CCL an option to purchase 500,000 common shares at an exercise price of $1.10 per share for the term of the agreement. The estimated fair market value under the Black-Scholes option pricing model was $255,500. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 96.86%; risk-free interest rate - 4.26%; and an expected average life of 18 months.

(b)       On July 11, 2006 the Company also retained the services of Mr. Ted Markovitz as a capital markets consultant. Under the terms of the agreement, Mr. Markovitz will receive an option to purchase 100,000 common shares at an exercise price of $1.10 per common share. The estimated fair market value under the Black-Scholes option pricing model was $40,500. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 92.11%; risk-free interest rate - 4.15%; and an expected average life of 12 months.

(c)       On July 11, 2006, the Company issued 50,000 options at an exercise price of $1.10 for a period of 12 months to another consultant. The estimated fair market value under the Black-Scholes option pricing model was $20,250. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility - 92.11%; risk-free interest rate - 4.15%; and an expected average life of 12 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(k) in the fiscal 2006 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the years ended May 31, 2006 and 2005, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the years ended May 31, 2006 and 2005. Had the Company adopted (FASB) Statement 148 for 2004, there would be no effect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(f) of the audited annual financial statements for May 31, 2006, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Under Canadian GAAP, marketable securities and long-term investments are carried at the lower of cost of market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and adjustments to the carrying value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 8). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP (continued)

Had the Company's balance sheets as at May 31, 2006 and May 31, 2005 been prepared using US GAAP, such balance sheets would be presented as follows:

	May 31, 2006	May 31,2005

Assets
Current
Cash	$3,802,800	$244,067
Marketable securities	9,766	9,766
GST receivable	130,297	24,988
Prepaid expenses	20,637	5,670
Exploration advances, net	271,977	-

	4,235,477	284,491
Property and equipment
Mineral property rights	1,218,563	400,775

	$5,454,040	$685,266

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$421,502	$133,016

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	10,274,731	4,781,750
Additional paid in capital	198,388	25,000
Warrants	2,086,995	173,388
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock-option compensation	1,349,313	775,613
Deficit accumulated before change to a development
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the development stage	(5,427,407)	(1,754,019)

	5,032,538	552,250

	$5,454,040	$685,266

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP (continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for fiscal 2006, 2005 and 2004 Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive (Loss) Income

				Cumulative
				from date
	Year ended May 31,			of inception
	2006	2005	2004	("March 26, 2004")

Expenses
General exploration	1,938,742	257,899	562	2,197,203
Management services	$205,203	$262,863	$-	$468,066
Investor relations, business
development and reporting
issuer maintenance costs	343,166	234,108	15,306	583,771
Bad debt	-	-	7,019	1,235
Professional fees	229,298	172,089	18,912	416,171
Office and administration	213,279	40,891	23,338	277,315
Gain on forgiveness of debt	-	-	(85,867)	(35,667)
Non-cash compensation expense	573,700	775,613	-	1,349,313
Failed merger costs	170,000	-	-	170,000

Net (loss) income for the
year and date of inception	(3,673,388)	(1,743,463)	20,730	(5,427,407)

Comprehensive (loss) income items:
Write-down of marketable
securities	-	-	(20,234)	(15,234)

Comprehensive (loss) income
for the year	$(3,673,388)	$(1,743,463)	$496	$(5,442,641)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP (continued)

Statements of Operations and Comprehensive Income Loss

	2006	2005	2004

(Loss) income per common share
Basic	$(0.25)	$(0.20)	$0.00
Diluted	$(0.25)	$(0.20)	$0.00

Comprehensive (loss) income per common share
Basic	$(0.25)	$(0.20)	$0.00
Diluted	$(0.25)	$(0.20)	$0.00

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
	Shares	US GAAP

Common shares before change to a exploration stage company and
as of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement	2,019,104	2,523,880
Debt conversation	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders' fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	$10,274,731

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP (continued)

Other changes in shareholders' equity are presented as follows:

Additional paid in capital
Balance, May 31, 2004 and 2005	$25,000
Expired warrants	173,388
Balance, May 31, 2006	$198,388

Warrants
Balance, May 31, 2004	$-
Issued	173,388
Balance, May 31, 2005	173,388
Issued	2,086,995
Expired	(173,388)
Balance, May 31, 2006	$2,086,995

Cumulative adjustments to marketable securities
Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)
Balance, May 31, 2002	(206,725)
Comprehensive loss items	(88,580)
Balance, May 31, 2003	(295,305)
Comprehensive loss items	(5,000)
Balance, March 26, 2004	(300,305)
Comprehensive loss items	(15,234)
Balance, May 31, 2005 and May 31, 2006	$(315,539)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP (continued)

Deferred stock-option compensation
Balance, May 31, 2004	$-
Vesting of stock options	775,613
Balance, May 31, 2005	775,613
Vesting of stock options	573,700
Balance, May 31, 2006	$1,349,313

There were no change on deferred accumulated before change to a development stage company as at May 31, 2004, 2005 and 2006.

Deficit accumulated during the development stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)
Comprehensive loss items	-

Balance, May 31, 2006	$(5,427,407)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP (continued)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the fiscal 2006, 2005 and 2004.

Such statements under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
				from date
	Year ended May 31,			of inception
	2006	2005	2004	("March 26, 2004")

Cash flows from operating activities
Net (loss) income for the year	$(3,673,388)	$(1,743,463)	$20,730	$(5,427,407)
Items not involving cash:
Forgiveness of debt	-	-	(85,867)	(35,667)
Income tax interest and penalties	-	-	20,647	-
Write-off of bad debts	-	-	7,019	1,235
Stock-option compensation	573,700	775,613	-	1,349,313
Change in non-cash operating
working activities:
GST receivable	(105,309)	(24,498)	(1,725)	(135,477)
Prepaid expenses	(14,967)	(5,670)	-	(14,967)
Accounts payable and accrued
liabilities	288,486	94,759	12,117	428,233

Cash flows (used in) operating activities	(2,931,478)	(903,259)	(27,079)	(3,834,737)

Cash flows from financing activities
Loans from related parties	-	(28,594)	27,043	(28,594)
Share/warrant issuance	8,146,351	1,450,000	-	9,596,351
Cost of issue	(866,375)	(124,081)	-	(990,456)
Proceeds from loan	175,000	-	-	175,000
Repayment of loan	(75,000)	-	-	(75,000)

Cash flows from financing activities	7,379,976	1,297,325	27,043	8,677,301

Cash flows from investing activities
Exploration advances	(271,977)	-	-	(271,977)
Purchase of mineral property rights	(617,788)	(150,000)	-	(767,788)

Cash flows (used in) investing activities	(889,765)	(150,000)	-	(1,039,765)

Change in cash and cash
equivalents during the period	3,558,733	244,066	(36)	3,802,799
Cash and cash equivalents,
beginning of year	244,067	1	37	1

Cash and cash equivalents, end of year	$3,802,800	$244,067	$1	$3,802,800

Supplement schedule of non-cash transaction
Share issuance included in mining
interest	$200,000	$250,775	$-	$450,775

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
May 31, 2006, 2005 and 2004

15.             Differences between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2006; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In June 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3." Statement 154 will become effective for accounting changes and corrections of errors made in fiscal year 2007 and beyond. The effect of this statement on the Company's financial statements will depend on the nature and significance of future accounting changes subject to this statement.

In January 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" (EITF 04-6), which requires that stripping costs be included in costs of sales as incurred beginning in fiscal 2007. The Company believes this consensus will have no effect on the financial statements until such time as the Company has a mine or mines in production.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of FIN 48 will have on the financial statements.